# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: K Wave Media Ltd., CIK 0002000756
CUSIP: G53151109
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 121 South Church Street, George Town, Grand Cayman, Cayman Islands (E9), KY1-1104
Date of event which requires filing of this statement: 11/17/2025
Filed by CIK 0002086830
Persons authorized to receive notices and communications: Andrew M. Tucker, Duane Morris LLP, 901 New York Avenue, N.W., Suite 700 East, Washington, District Of Columbia (DC), 20001-4795, (202) 776-5248

## Reporting persons
- Hyung Seok Cho: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO); sole voting power 46,280; shared voting power 0; sole dispositive power 46,280; shared dispositive power 0; aggregate amount beneficially owned 46,280 (0.07% of the class)
- Ted Kim (CIK 0002086830): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,626,156; shared voting power 738,547; sole dispositive power 2,626,156; shared dispositive power 738,547; aggregate amount beneficially owned 3,364,703 (4.83% of the class)
- Jaekeun Kim: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO); sole voting power 7,134,385; shared voting power 0; sole dispositive power 7,134,385; shared dispositive power 0; aggregate amount beneficially owned 7,134,385 (10.31% of the class)
- Pyeung Ho Choi: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO); sole voting power 4,952,283; shared voting power 0; sole dispositive power 4,952,283; shared dispositive power 0; aggregate amount beneficially owned 4,952,283 (7.16% of the class)
- Young Jae Lee: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO); sole voting power 2,716,633; shared voting power 0; sole dispositive power 2,716,633; shared dispositive power 0; aggregate amount beneficially owned 2,716,633 (3.93% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: K Wave Media Ltd.
Address of issuer's principal executive offices: 121 South Church Street, George Town, Grand Cayman, Cayman Islands (E9), KY1-1104
Comment:
This Amendment No. 1 (this "Amendment No. 1") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on October 14, 2025 (the "Schedule 13D") by Hyung Seok Cho, Ted Kim, Jaekeun Kim, Pyeung Ho Choi and Young Jae Lee (each, a "Reporting Person", and collectively the "Reporting Persons"), related to Ordinary Shares, par value $0.0001 per share (the "Ordinary Shares"), of K Wave Media Ltd., a Cayman Islands exempted company ( the "Issuer").

Each Item below amends and supplements the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On November 17, 2025, Ted Kim, through his wholly owned entity, Global Fund LLC, transferred to Jaekeun Kim an aggregate of 1,853,874 Ordinary Shares Jaekeun Kim as a bonus award for Jaekeun Kim's previous investments into K Enter Holdings Inc., a subsidiary of the Issuer. Between December 18, 2025 and December 22, 2025, Ted Kim, through his wholly owned entity, Lodestar USA Inc., disposed of an aggregate of 915,355 Ordinary Shares. Additionally, between November 17, 2025 and December 22, 2025, Ted Kim, through an entity of which Ted Kim is a managing member and an owner, Global Star Acquisition I, LLC (the "Sponsor"), disposed of an aggregate of 1,884,500 Ordinary Shares. As a result of the foregoing dispositions, Ted Kim ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

Between November 26, 2025 and December 18, 2025, Hyung Seok Cho disposed of an aggregate of 8,622,587 Ordinary Shares. As a result of the foregoing dispositions, Hyung Seok Cho ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

Between December 23, 2025 and December 30, 2025, Young Jae Lee disposed of an aggregate of 1,954,668 Ordinary Shares. As a result of the foregoing dispositions, Young Jae Lee ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended by deleting such Item in its entirety and replacing it with the following:

The information set forth in Item 4 of this Schedule 13D is incorporated into this Item 5 by reference.

The percentages set forth below and in the cover pages hereto are calculated based on 69,166,879 Ordinary Shares issued and outstanding as of the date of this Amendment No. 1, as reported by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Hyung Seok Cho may be deemed to be the beneficial owner of and have sole voting and sole investment power over 46,280 Ordinary Shares held directly by Hyung Seok Cho (representing 0.07% of the total number of Ordinary Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")).

(ii) Ted Kim may be deemed to be the beneficial owner of 3,364,703 Ordinary Shares (representing 4.83% of the total number of Ordinary Shares, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). These Ordinary Shares include: (i) 1,635,847 Ordinary Shares held by Global Fund LLC, over which Ted Kim may be deemed to have sole voting and sole investment power, (ii) 492,084 Ordinary Shares held by Lodestar USA, Inc., over which Ted Kim may be deemed to have sole voting and sole investment power, and (iii) 498,225 Ordinary Shares over which Ted Kim may be deemed to have sole voting and sole investment power over, which Ordinary Shares underlie warrants to purchase Ordinary Shares previously issued by the Issuer to Ted Kim and exercisable for these Ordinary Shares within 60 days of the date of this Amendment No. 1. The Ordinary Shares also include 738,547 Ordinary Shares held by Global Star Acquisition I, LLC (the "Sponsor"), of which Ted Kim may be deemed to be a beneficial owner as a result of his position as a managing member and as an owner of the Sponsor. Ted Kim and Anthony Ang are the managing members of the Sponsor and share voting and share investment power over the 738,547 Ordinary Shares held by the Sponsor.

(iii) Jaekeun Kim may be deemed to be the beneficial owner of and have sole voting and sole investment power over 7,134,385 Ordinary Shares (representing 10.31% of the total number of Ordinary Shares, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). These Ordinary Shares include (i) 78,037 Ordinary Shares held directly by Jaekeun Kim, and (ii) 7,056,348 Ordinary Shares held by JVC Inc., of which Jaekeun Kim is the sole owner.

(iv) Pyeung Ho Choi may be deemed to be the beneficial owner of and have sole voting and sole investment power over 4,952,283 Ordinary Shares held directly by Pyeung Ho Choi (representing 7.16% of the total number of Ordinary Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

(v) Young Jae Lee may be deemed to be the beneficial owner of and have sole voting and sole investment power over 2,716,633 Ordinary Shares held for his own account held directly by Young Jae Lee (representing 3.93% of the total number of Ordinary Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
Transactions in the class effected during the past sixty days: Except with respect to the dispositions described in Item 4, during the past 60 days, none of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
(i) Hyung Seok Cho ceased to be the beneficial owner of more than five percent of the Ordinary Shares on December 9, 2025.

(ii) Ted Kim ceased to be the beneficial owner of more than five percent of the Ordinary Shares on December 18, 2025.

(iii) Young Jae Lee ceased to be the beneficial owner of more than five percent of the Ordinary Shares on December 26, 2025.

## Signatures
- Hyung Seok Cho: /s/ Hyung Seok Cho, Hyung Seok Cho (01/27/2026)
- Ted Kim: /s/ Ted Kim, Ted Kim (01/27/2026)
- Jaekeun Kim: /s/ Jaekeun Kim, Jaekeun Kim (01/27/2026)
- Pyeung Ho Choi: /s/ Pyeung Ho Choi, Pyeung Ho Choi (01/27/2026)
- Young Jae Lee: /s/ Young Jae Lee, Young Jae Lee (01/27/2026)